Sean Graber

Partner

+1.215.963.5598

sean.graber@morganlewis.com

March 30, 2021

FILED AS EDGAR CORRESPONDENCE

Barbara T. Heussler, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Delaware Wilshire Private Markets Master Fund, et al., File No. 812-15119

Dear Ms. Heussler:

This letter responds to your comments on the above-referenced first amended and restated application (the “Application”) for an order under Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”) and Rule 17d-1 under the 1940 Act to permit certain joint transactions otherwise prohibited by Section 17(d) of the 1940 Act, which you provided via letter to me on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) and via subsequent telephone call on February 17, 2021. The Application was filed with the SEC on November 13, 2020 under the 1940 Act.

Summaries of your comments and our responses thereto are provided below. Please note that for organizational purposes, we have divided certain of your numbered comments that contain more than one comment into subdivisions (e.g.,“(a),” “(b),” “(c),” etc.). Unless otherwise defined herein, capitalized terms have the same meaning as contained in the Application. A marked copy of the Application showing our revisions in response to your comments is included as Exhibit A.

1.	Comment. To the extent the Commission issues a notice of the filing of this Application giving interested persons an opportunity to request a hearing on the matter, if the Applicants would like to receive hearing requests by e-mail, please provide an email address for the Applicants in the amended application below the physical address for the Applicants and confirm supplementally that you consent to the Commission listing such e-mail address in any notice issued on this Application.

Response. Applicants have added the requested e-mail addresses to Section VI. Procedural Matters of the Application. Further, Applicants confirm that they consent to the Commission listing such e-mail address in any notice issued on the Application.

Morgan, Lewis & Bockius llp

1701 Market Street
Philadelphia, PA 19103-2921	+1.215.963.5000
United States	+1.215.963.5001

Barbara T. Heussler, Esq.

Senior Counsel

March 30, 2021

2.	Comment. Please supplementally address whether any other fund registered under the 1940 Act or elected to be regulated under the 1940 Act, which currently could rely on another exemptive order issued by the Commission authorizing Co-Investment Transactions pursuant to Section 17(d) and/or Section 57(i) of the 1940 Act, could rely on the exemptive relief that is the subject of the Application.

Response. In response to the above comment, it is confirmed that there are no other funds either registered under the 1940 Act or elected to be regulated under the 1940 Act which currently could rely on another exemptive order issued by the Commission authorizing Co-Investment Transactions pursuant to Section 17(d) and/or Section 57(i) of the 1940 Act that could rely on the exemptive relief that is the subject of the Application.

3.	Comment. On page 9: (a) In the definition of “Regulated Fund,” please delete “is a Macquarie Adviser and whose investment sub-adviser is a Wilshire Adviser or whose investment adviser;” (b) In the definition of “Adviser,” please delete “a Macquarie Adviser or;” (c) In the definition of “Affiliated Fund,” please delete “whose investment adviser is a Macquarie Adviser and whose investment sub-adviser is a Wilshire Adviser or;” and (d) At the end of the definition of “Future Wilshire Proprietary Accounts,” please state whether there are any existing Wilshire Proprietary Accounts. Consider revising the definition to “Wilshire Proprietary Accounts” that would include any existing and future Wilshire Proprietary Accounts and revise the definition throughout the application to refer to “Wilshire Proprietary Accounts.”

Response. Applicants have made changes in response to the Staff’s comments.

4.	Comment. On page 11: (a) In the carryover sentence at the top of the page, please replace “another” with “Future;” and (b) In section “B. Master Fund,” in the last line of the third paragraph, please replace “another” with “Future.”

Response. Applicants have made changes in response to the Staff’s comments.

5.	Comment. On page 13, in the first paragraph, please replace the last sentence with the following sentence:

Wilshire has sole responsibility for causing the Regulated Funds and any Affiliated Fund to enter into a Potential Co-Investment Transaction and is responsible for ensuring that the Wilshire Advisers, the Regulated Funds, and any Affiliated Funds comply with the conditions of this Application.

Response. Applicants have made changes in response to the Staff’s comment.

6.	Comment. On page 14, in the third paragraph: (a) In the second sentence, please delete “by a Macquarie Adviser and sub-advised by a Wilshire Adviser or advised;” and (b) In the fifth sentence, please delete “by a Macquarie Adviser and sub-advised by a Wilshire Adviser or advised.”

Response. Applicants have made changes in response to the Staff’s comment.

Barbara T. Heussler, Esq.

Senior Counsel

March 30, 2021

7.	Comment. On page 14, please insert the following new paragraph at the bottom of the page:

In addition, because the Wilshire Proprietary Accounts are controlled by Wilshire and, therefore, may be under common control with the Regulated Funds, any future Advisers, and any Future Regulated Funds, the Wilshire Proprietary Accounts could be deemed to be persons related to the Regulated Funds (or a company controlled by the Regulated Funds) in a manner described by Section 17(d) and also prohibited from participating in the Co-Investment Program.

Response. Applicants have made changes in response to the Staff’s comment.

8.	Comment. On page 15, in the first paragraph, in the first sentence, please revise as follows: “We are including the Macquarie Advisers because... however, the Macquarie Advisers will be subject to Conditions 2(c)(iv), 12, 13 and 14 only.”

Response. Applicants have made changes in response to the Staff’s comment.

9.	Comment. At the end of condition 7(a), please insert the following footnote: “Any Wilshire Proprietary Account that is not advised by an Adviser is itself deemed to be an Adviser for purposes of Conditions 7(a)(i) and 8(a)(i).”

Response. Applicants have made changes in response to the Staff’s comment.

10.	Comment. In condition 8(c)(ii), please insert “Wilshire” before “Adviser.”

Response. Applicants have made changes in response to the Staff’s comment.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5598.

Sincerely,

/s/ Sean Graber

Sean Graber

cc:	Trace W. Rakestraw, Branch Chief

Michael Beattie, SEI Investments

Reena Lalji, Wilshire Advisors LLC

David Connor, Delaware Management Company